Filed by Arogo Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Arogo Capital Acquisition Corp.

(Commission File No. 001-41179)

EON Reality Issues a Limited Private Placement Offer of up to $25 million Convertible Loans to Select Investors

IRVINE, CA, February 1, 2023 – EON Reality, Inc. (“EON Reality”), a global leader in Virtual and Augmented Reality (“XR”) industry and education solutions powered by Artificial Intelligence (AI), announces a limited private placement offer of up to $25 million in convertible loans to select investors. The issuance would be pursuant to an exemption under Rule 506(b) of Regulation D under Section 4(2)(a) of the Securities Act. In addition to this Form 425, EON Reality intends to file a Form D with the SEC and the applicable blue sky filings with relevant states. The attached investor presentation and investor letter were sent to a select group of accredited and non-accredited investors. Investors were also provided with this link https://www.sec.gov/Archives/edgar/data/1881741/000121390022062652/fs42022_arogocapital.htm to EON Reality’s June 30, 2022, financial statements available in the Form S-4 Registration Statement filed with the SEC on October 7, 2022. Interested investors are advised to visit such SEC website to review EON Reality’s updated September 30, 2022 financial statements EON intends to file in the first Amendment to the Form S-4 Registration Statement. The offering is expected to close on February 28, 2023.

About EON Reality

EON Reality is a leading company in Artificial Intelligence-powered Augmented and Virtual Reality-based experience creation for education and industry. EON Reality’s 25 years of existence and success are tied to its belief that knowledge is a human right and should be available, accessible, and affordable for every person on the planet. To carry this out, EON Reality developed and launched EON-XR, a SaaS-based platform dedicated to the democratization of XR content creation that brings code-free XR development and publishing to smartphones, tablets, laptops, and any other XR-focused devices. EON-XR and many of EON Reality’s other solutions can be used in devices of different sizes, in different shapes and at different types of locations: from hand-held mobile devices, to head-mounted displays, to large-scale screens, and even at mega-size facilities. EON Reality’s global network now comprises more than 1.8 million licenses who are collectively building a vast digital community in more than 100 locations. EON Reality has also created the world’s leading XR library for education and industry with access to at least 6 million assets and counting. For further information, visit www.eonreality.com.

Disclaimer

●	This Form 425, the investor presentation and the investor letter (together with oral statements made in connection herewith, the “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to EON Reality, Inc. (the “Company” or “EON Reality”) and for no other purpose. This Presentation includes references to the proposed business combination (the “Proposed Business Combination”) between Arogo Capital Acquisition Corp. (“Arogo”) and EON Reality and such information is covered by a Form 425 filed with the Securities and Exchange Commission (the “SEC”). The information contained herein does not purport to be all-inclusive and none of the Company or its respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation including but not limited to information on the Proposed Business Combination. Viewers of this Presentation should make their own evaluation of the Company and of the relevance and accuracy of the information and should make such other investigations as they deem necessary. None of Arogo or its respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information regarding the Proposed Business Combination contained in this Presentation.

●	This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of the Company, Arogo, the combined company or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made expect by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. Neither the SEC nor any state securities regulator have approved or disapproved of the securities or determined if this Presentation is truthful or complete.

●	The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.

●	This Presentation and information contained herein or disclosed orally during the Presentation constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of the Company and is intended for the recipient hereof only.

Use of Data

●	Certain information contained in this Presentation relates to or is based on the Company's own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source and none of the Company or any of its respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information.

Forward Looking Statements

●	Certain statements in this Presentation may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events such as the Proposed Business Combination with Arogo or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

●	These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes any duty to update these forward-looking statements.

Financial Information

●	The financial information and data contained in this Presentation may be unaudited and not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement filed with the SEC by Arogo and EON on October 7, 2022, and the Amendment 1 to the Form S-4 to be filed by Arogo and EON Reality with the SEC.

●	Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding.

Use of Projections

●	This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and EBITDA for the Company and its segments for fiscal years 2020 through 2025. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Private Placement

●	The convertible note financing described herein has not been and will not be registered under the Securities Act, or any applicable state securities laws. This Presentation is being furnished solely in reliance on applicable exemptions from the registration requirements under the Securities Act. The convertible note financing will be offered and sold to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and institutional "accredited investors" (as defined in Rule 501(a)(1), (2),(3) or (7) promulgated under the Securities Act) and may be sold to select non-accredited investors (an investor who fails to satisfy Rule 501 of Regulation D of the Securities Act. This Presentation does not constitute an offer to sell or a solicitation of an offer to buy the securities that shall constitute the convertible note financing described herein, nor shall there be any offer, solicitation, or sale of any such securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. Before you invest you should undertake your own diligence regarding this convertible note financing, this offering, the Company and its affiliates, Arogo and its affiliates and the Proposed Business Combination.

Trademarks

●	The Company has proprietary rights to trademarks used in this presentation that are important to its business, many of which are registered under applicable intellectual property laws. This presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this presentation may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent permitted under applicable law, its rights or the right of the applicable licensor to these trademarks, trade names and service marks. The Company does not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, any other parties.

Additional Information

●	The Company filed with the SEC a registration statement / proxy statement / prospectus on Form S-4 relating to the Proposed Business Combination on October 7, 2022. This Presentation does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination. Parties interested in EON are advised to read the preliminary registration statement / proxy statement / prospectus and the amendments thereto and other documents filed in connection with the Proposed Business Combination, as these materials will contain important information about the Company and the Proposed Business Combination. Interested parties will be able to obtain copies of the preliminary registration statement / proxy statement / prospectus, any amendments, and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Eon Reality at marketing@eonreality.com.